February 4, 2019

Christen Lee
Co-Chief Executive Officer and Co-President
KKR Real Estate Finance Trust Inc.
9 West 57th Street, Suite 4200
New York, New York 10019

       Re: KKR Real Estate Finance Trust Inc.
           Registration Statement on Form S-3
           Filed December 27, 2018
           File No. 333-229043

Dear Mr. Lee:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Josh Lobert, Staff Attorney, at 202-551-7150 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities